					Exhibit 12
Frontier Communications Corporation
Statements of the Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
($ in Millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Pre-tax income(loss) from continuing operations	$(623)	$(361)	$163	$163	$229

Fixed charges	1,588	1,156	732	698	717

Interest capitalized	(11)	(4)	(3)	(3)	(2)

Income attributable to the noncontrolling interest
in a partnership	-	-	-	(2)	(17)

Total earnings	$954	$791	$892	$856	$927

Fixed charges	1,588	1,156	732	698	717

Dividends declared on preferred stock	214	120	-	-	-

Combined fixed charges and preferred stock dividends	1,802	1,276	732	698	717

Excess (deficiency) in earnings required to cover fixed charges	$(634)	$(365)	$160	$158	$210

Ratio of earnings to fixed charges	0.60	0.68	1.22	1.23	1.29

Excess (deficiency) in earnings required to cover combined
fixed charges and preferred stock dividends	$(848)	$(485)	$160	$158	$210

Ratio of earnings to combined fixed charges	0.53	0.62	1.22	1.23	1.29
and preferred stock dividends

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.